SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549



                              FORM 11-K



(Mark One)
  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31,
      1999 OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO
      _____.



                      Commission File No. 1-8796


                         QUESTAR CORPORATION
                       EMPLOYEE INVESTMENT PLAN




                         Questar Corporation
                          180 East 100 South
                            P.O. Box 45433
                   Salt Lake City, Utah 84145-0433

                              FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999.
Commission File Number 1-8796.


     A.    The full title of the plan is the Questar Corporation
Employee Investment Plan. The address of the plan is the same as that of the issuer named below.

     B. The name of the issuer of the securities held pursuant to the plan and the address of its principal executive office are:
Questar Corporation, 180 East 100 South, P.O. Box 45433, Salt Lake City, Utah 84145-0433.

     C. Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 1999, are attached as an exhibit to this Form 11-K.


                              SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Questar Corporation Employee Benefits
Committee have duly caused this annual report to be signed by its duly authorized chairman.

                       QUESTAR CORPORATION
                       EMPLOYEE INVESTMENT PLAN


Date: June 28, 2000   By:  /s/R. D. Cash
                              R. D. Cash
                              Chairman, Employee Benefits
                              Committee


Financial Statements
and Schedules

Questar Corporation
Employee Investment Plan

Years ended December 31, 1999 and 1998
with Report of Independent Auditors

Questar Corporation Employee Investment Plan

Financial Statements
and Schedules

Years ended December 31, 1999 and 1998


Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements


Schedules

Schedule of Assets Held for Investment Purposes at End of Year
Schedule of Reportable Transactions

Report of Independent Auditors

Participants in Questar Corporation
Employee Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of Questar Corporation Employee Investment Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1999 financial statements taken as a whole.

16-Jun-00                      /s/Ernst & Young LLP

Questar Corporation
Employee Investment Plan

Statements of Net Assets Available for Plan Benefits

                                                       December 31
                                                           1999        1998
Assets
Investments - at current value :
  Questar Corporation common stock :
      Allocated                                          85,662,540 126,795,730
      Unallocated                                                     5,869,895
  Mutual funds                                           27,029,382  24,412,047
  Merrill Lynch Retirement Preservation Trust             1,948,575   2,158,833
Loans receivable from employees                           3,363,507
                                                        118,004,004 159,236,505

Cash and short-term investments                             749,934      96,780
Contribution receivable from Questar Corporation            417,800     398,000
Interest receivable                                          12,513      12,224
                                                        119,184,251 159,743,509

Liabilities
Unallocated contributions and dividends                     749,914      71,687
Security acquisition loans                                            3,955,225
                                                            749,914   4,026,912

Net assets available for plan benefits                  118,434,337 155,716,597

See accompanying notes.

Statements of Changes in Net Assets Available for Plan Benefits

                                                       Year ended December 31
                                                           1999        1998

Additions
  Dividend and interest income                           5,631,900   6,298,664
  Contributions :
    Employees                                            7,958,654   7,256,970
    Employer                                             3,657,895   4,975,420
  Interest income from employee loans                      187,772
                                                        11,804,321  12,232,390
      Total additions                                   17,436,221  18,531,054


Deductions
  Withdrawals - at current value                        29,547,817  25,358,000
  Distribution of dividends to participants                            328,001
  Trustee fees and commissions                              34,232      16,847
  Interest expense                                         163,746     622,900
      Total deductions                                  29,745,795  26,325,748


Net realized and unrealized depreciation
  of the current value of investments                  (24,972,686)(19,324,694)

Net deductions                                         (37,282,260)(27,119,388)
Net assets available for plan benefits at
  beginning of year                                    155,716,597 182,835,985

Net assets available for plan benefits
    at end of year                                     118,434,337 155,716,597

See accompanying notes.

Notes To Financial Statements

December 31, 1999



1.  Description of the Plan

The Questar Corporation Employee Investment Plan (Plan) is a defined contribution plan for employees of Questar Corporation and certain of its subsidiaries (Questar). As of August 1, 1999, the Plan is no longer an employee stock ownership plan (ESOP) as defined in the Internal Revenue Code (Code) Section 4975(e)(7).

In addition to Questar common stock, employees are able to direct the investment of their contributions into the following funds: the
1) Merrill Lynch Retirement Preservation Trust, which invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs) and in obligations of U.S. government and government-agency securities; 2) Fidelity Magellan Fund, which invests primarily in common stocks; 3) Fidelity Puritan Fund, which invests primarily in common stocks and bonds; 4) Fidelity Intermediate Bond Fund, which invests primarily in high and upper-medium grade fixed-income obligations; 5) Vanguard 500 Portfolio Index Fund, which invests primarily in common stocks as it seeks to replicate the Standard & Poor's 500 Composite Price Index; 6) Vanguard Total International Portfolio Fund, which invests in a combination of the European, Pacific, and Emerging Markets Vanguard International Equity Index Funds; and 7) Vanguard Index Trust-Small Capitalization Stock Portfolio Fund, which invests in a diversified group of small-sized companies as it attempts to track the performance of the Russell 2000 Index. Employees are required to have any plan change request forms submitted to the Personnel Services Department by the 25th day of the prior month or the preceding business day if the 25th falls on a weekend.

Participants are able to transfer all or part of their 401(k) account balance between any of the Plan investment funds, including their Questar stock. The Plan, however, does not permit the transfer of any portion of a participant's account balance attributable to employer contributions. Participants who contributed to the stock fund or any of the other investment funds received employer matching contributions in the form of Questar shares released from an ESOP suspense account (Note 3) or purchased on the open market, on up to 6% of their eligible compensation contributed, at the following percentages: 100% on the first 3% and 60% on the next 3% of eligible contributions.

Employees are eligible to participate in the Plan immediately upon hire if they are scheduled to work 20 hours per week. In 1999, all participants were allowed to contribute from 1% to 16% of annual compensation on a pre-tax basis pursuant to salary reduction rrangements that qualify under section 401(k) of the Code, subject to limits imposed by Federal tax laws and to discrimination testing. Beginning in the year 2000, the contribution maximum was increased to 19% of monthly compensation on a pre-tax basis, subject to the same limits. The ability to have after-tax payroll deductions made to the Plan was terminated as of January 1, 1999.

The Plan provides an additional $200 annual employer contribution at the end of the Plan year in the form of shares of Questar stock to each employee working 20 hours per week with at least one year of service at the beginning of the Plan year and employed on the last day of the Plan year. This contribution is made irrespective of whether the eligible employee otherwise participates in the Plan.

Beginning in 1999, employees have the opportunity to borrow up to 50% of the value of their Plan account balance, not to exceed $50,000. The interest rate is fixed and is equal to prime plus one percent, set at the time the loan is made. The participant can elect loan repayment terms up to a maximum of five years (ten years if the loan is to purchase or build a primary residence) and repayment is by payroll deductions. Upon termination of employment, the participant can either elect to repay the loan or treat the loan as a taxable distribution from their account.

The Plan provides for the direct rollover of taxable amounts withdrawn from the Plan to the trustee of the participant's
Individual Retirement Account (IRA) or other qualified plan, if the participant so elects.

The rules for in-service withdrawals of Questar shares and investment funds allocated to participants' accounts and for distributions of such amounts upon termination of employment, disability or death are set forth in the Summary Plan Description of the Plan.

In 1999, participants were fully vested in all shares and funds allocated to their individual accounts. Beginning in 2000, employees hired or who became eligible after January 1, 2000 must have one year of service before any employer contributions and earnings thereon are vested. Should the Plan terminate at some future time, all amounts vested and allocated to the participants' accounts would be distributed to them.

2.  Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from the estimates.

Investments

Investment in Questar common stock is stated at current value based on the closing market price on the last business day of the year on
the  New  York  Stock  Exchange.   The nationally listed mutual
funds are stated at current value. The Merrill Lynch Retirement Preservation Trust is valued at cost plus interest earned, which approximates market. Short-term investments consist primarily of investments in a separate money market portfolio fund and in unallocated mutual funds and are stated at current value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.
Dividends are recorded on the ex-dividend date.

Dividends

Questar has a Dividend Reinvestment and Stock Purchase Plan (DRP) whereby participants may reinvest dividends to purchase additional shares of Questar common stock at market value. Beginning in 1999, dividends on all shares of Questar stock held in the Plan are reinvested through the DRP. Dividends paid on leveraged shares were applied to the principal and interest payments on the promissory note payable to Questar until the note was repaid in 1999.

Withdrawals

Withdrawals are recorded based on current prices at the date withdrawn. The differences between cost and current value at the time of withdrawal are included in the financial statements as realized gains or losses.

Administrative Expenses

Legal, accounting, and other administrative expenses except commissions and a portion of the trustee fees have been paid by Questar.

3.  Security Acquisition Loans

In 1989 the Plan issued two promissory notes payable to Questar totaling $35,000,000 and used the proceeds to purchase 3,985,768 shares (leveraged shares) of Questar common stock at $8.7813 per share. The leveraged shares were held in a separate suspense account established under the Trust and were released and allocated to eligible participants as the notes were repaid over a ten-year period. Payments on the notes were made with contributions from Questar and from dividends and earnings received on the remaining allocated and unallocated leveraged shares. The notes were collateralized by the unreleased leveraged shares.

Under the terms of the notes, the Plan was obligated to make principal payments annually, which, in aggregate, had to meet or exceed cumulative minimum principal payments as of each payment date. The 1998 end of year balance of $3,955,225 was repaid July 1, 1999, and all remaining shares were allocated to employees throughout the year.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated January 19, 2000, stating that the plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the plan is qualified and the related trust is tax exempt.

5. Non-Participant Directed Investments

First Security Bank, N.A., is the Plan Trustee. Investments in common stock of Questar are non-participant directed *. Activity for the two years ended December 31, 1999 and 1998, was as follows:

                                                               Allocated                Unallocated
                                                          Shares       Cost        Shares        Cost
Balances at January 1, 1998                              6,839,022  87,624,866       805,900   7,076,809
  Purchases                                                331,419   6,555,742
  Allocation of shares                                     502,941   9,857,179      (502,941) (4,416,362)
  Withdrawals                                           (1,129,086)(14,310,440)
Balances at December 31, 1998                            6,544,296  89,727,347       302,959   2,660,447
  Purchases                                                353,584   6,310,234
  Allocation of shares                                     302,959   5,462,203      (302,959) (2,660,447)
  Loan Distributions/Payments                             (132,407) (2,362,574)
  Transfers In/Out                                        (139,750) (1,697,496)
  Withdrawals                                           (1,217,846)(16,986,068)
Balances at December 31, 1999                            5,710,836  80,453,646             0           0

Average cost per share of allocated stock was $14.09 and $13.71 as of December 31, 1999 and 1998, respectively. The current price per share of stock, both allocated and unallocated, was $15.00 and $19.38 as of December 31, 1999 and 1998, respectively.

The cost of allocated shares is based on the average market purchase price for shares for each month, whereas the cost of unallocated shares is shown as the original purchase price of the shares which was $8.78 per share.

Statement amounts that were attributable to allocated and unallocated shares during 1999 and 1998, were as follows:

                                                               Allocated               Unallocated
                                                           1999           1998      1999         1998
Changes in net realized
   and unrealized depreciation                         (24,288,662)(15,541,516)   (3,209,452) (7,695,375)
Security acquisition loans                                                                     3,955,225
Dividends                                                3,854,876   4,437,272        99,496     374,357

Interest expense was entirely attributable to shares that were unreleased during 1999 and 1998. Employer contributions receivable, employer contributions, and distributions were entirely attributable to allocated shares.

* The participant directed shares are included with the non-participant directed share balances.

6. Investments

Investments that represent 5% or more of the current value of the Plan's net assets are as follows:

                                                       December 31
                                                           1999        1998
Questar Corporation Common Stock *                      85,662,540 132,665,625

Fidelity Magellan Fund                                  11,551,672  11,807,522

Vanguard 500 Portfolio Index Fund                        8,708,341   5,640,040

*Non-participant directed

                                                           EIN 87-0407509
                                                           PLAN #002

Questar Corporation
Employee Investment Plan

Schedule H, Line 4i-Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999

Identity of
Issue, Borrower,
Lessor or
Similar Party            Description of Investments                Cost        Current Value

Questar Corporation     Common Stock - 5,710,836 shares             80,453,646    85,662,540

Fidelity                Magellan Fund - 84,547 units                 9,593,599    11,551,672

Fidelity                Puritan Fund - 252,711 units                 5,454,902     4,809,089

Fidelity                Intermediate Bond Fund
                            46,396 units                               682,466       450,336

Vanguard                500 Portfolio Index Fund
                            64,348 units                             6,586,392     8,708,341

Vanguard                Total International Portfolio
                           Fund - 63,508 units                         734,536       908,810

Vanguard                 Index Trust Small Capitalization
                           Stock Portfolio Fund - 25,472 units         561,623       601,134

Merrill Lynch            Retirement Preservation Trust
                           1,948,575 units                           1,948,575     1,948,575

Employees                 Loans receivable from employees
                            at interest rates from 8.75%
                            to 9.50%, maturing through 2000                        3,363,507

                                                                   106,015,739   118,004,004

Schedule H, Line 4j-Schedule of Reportable Transactions

Year ended December 31, 1999

                                                                                                         Current Value
Identity of                                            Description Purchase    Selling       Cost of     of Asset on  Net Gain
Party Involved                                         of Assets   Price       Price         Asset       Transaction  or Loss
                                                                                                         Date
Category (i) - Single Transaction in Excess of 5% of Plan Assets
                                                       None
Category (ii) - Series of Transactions (Other than Securities Transactions)
                      with the Same Person Aggregating 5% of Plan Assets
                                                       None

Category (iii) - A Series of Transactions in Excess of 5% of Plan Assets

Questar Corporation                                    Common Stock 11,772,437                11,772,437   11,772,437
Questar Corporation                                    Common Stock               20,936,203  16,986,069   20,936,203 3,950,134

Category (iv) - Transactions in Securities with a Person if Any Single Transaction with that Person was in Excess of 5% of Plan Assets
                                                       None


                            EXHIBIT INDEX

Exhibit
Number    Exhibit

          23.     Consent of Independent Auditors.